Exhibit 99.1

Provident Unitholders Approve Corporate Conversion and the Adoption of a Shareholder Rights Plan

News Release 26-10
December 1, 2010

All values are in Canadian dollars unless otherwise indicated.

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; NYSE-PVX) held its special meeting of unitholders in Calgary today at which unitholders voted in favour of a resolution recommended by the Board of Directors to reorganize Provident into a dividend-paying corporation to be known as "Provident Energy Ltd." (Provident Energy).

Provident’s unitholders voted over 97 percent in favour of the conversion, which is expected to become effective on January 1, 2011, subject to final approval by the Court of Queen's Bench of Alberta and receipt of all necessary regulatory approvals. Under the conversion, each Provident trust unit will be exchanged for one common share of Provident Energy. As previously announced, the anticipated dividend for Provident Energy following completion of the conversion is initially expected to be set at $0.045 per share monthly or $0.54 per share annually.

Shareholder Rights Plan

At the Special Meeting, Provident unitholders also approved the adoption of a Shareholder Rights Plan (the Rights Plan) for Provident Energy. The Rights Plan helps ensure the fair treatment of Provident Energy’s shareholders in the event of any takeover bid for the corporation. It provides Provident Energy’s board and shareholders with additional time to evaluate any unsolicited takeover bids and provides the board with adequate time, where appropriate, to seek out alternatives to maximize shareholder value.  The Rights Plan is substantially similar to Provident's current unitholder rights plan and is consistent with current institutional investor guidelines. Upon completion of the conversion, a copy of the Rights Plan will be available on Provident Energy’s website at www.providentenergy.com and on SEDAR at www.sedar.com.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages a natural gas liquids (NGL) midstream business. Provident’s Midstream facilities are strategically located in Western Canada and in the premium NGL markets in Eastern Canada and the U.S. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE.UN and PVX, respectively.

This document contains certain forward-looking statements concerning Provident and Provident Energy, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute “forward-looking statements” or “forward-looking information” under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect.  In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws.  The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Investor and Media Contact: Glen Nelson Investor Relations Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 2100, 250 –2nd Street SW Calgary, Alberta T2P 0C1 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 264-5820 www.providentenergy.com